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                                                                      EXHIBIT 99


List of Pending Cases

          In addition to those pending cases previously reported in Exhibit 99 of Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, Registrant has been named as a defendant in the following smoking and health proceeding:

          Taylor, D., et al. v. Lorillard, Inc., et al., Superior Court of California, Alameda County, December 21, 1999.

List of Terminated Cases

          The following smoking and health proceedings have been terminated and were not previously reported as such:

          Crayton, R. v. Safeway, Inc., et al., Superior Court of the State of California, County of Alameda, which was instituted on March 22, 2000, was dismissed with respect to Registrant on April 28, 2000.